82-3123

BOMBARDIER

05010765

SEC MAIL PROCESSING RECEIVED AUG 25 2005 WASH. D.C. 199 SECTION

SUPPL

PRESS RELEASE

BOMBARDIER INCREASES PROFITABILITY, ANNOUNCES FINANCIAL RESULTS FOR THE SECOND QUARTER ENDED JULY 31, 2005

(All amounts in this press release are in U.S. dollars unless otherwise indicated.)

- **Consolidated revenues of $3.7 billion**
- **EBT before special items of $59 million compared to $42 million last year**
- **Net income of $117 million compared to $23 million last year**
- **Closing of a $1.1-billion new unsecured North American credit facility**
- **Cash and cash equivalents of $2.3 billion**
- **Major increases of 41% in business aircraft deliveries and of 63% in net orders**
- **Adjustment to the *CRJ200* production rate for next fiscal year**
- **New order intake of $1.6 billion at Bombardier Transportation, an increase of $300 million over the same period last year**
- **Total backlog at $30.6 billion**
- **Sale of BC's inventory finance and on-balance sheet manufactured housing operations resulting in an after-tax net gain of $103 million**

Montréal, August 24, 2005 – Bombardier today announced it had increased its profitability during the second quarter of fiscal year 2006, showing improved earnings before income taxes from continuing operations (EBT) before special items of $59 million, a $17-million increase year over year. The earnings before net interest and income taxes (EBIT) margin before special items also improved to 3% from 2.1% last year. These improvements were driven by the continued strength of the business jet segment and improved results at Bombardier Transportation.

Earnings per share from continuing operations before special items reached $0.02 (nil after special items) compared to $0.01 before and after special items, last year.

"Our overall results continue to progress according to our plan. Once again, we benefited from our diversified product lines in aerospace, and won important contracts in Transportation," said Laurent Beaudoin, Chairman and Chief Executive Officer, Bombardier Inc.

PROCESSED
AUG 26 2005
THOMSON
FINANCIAL

dlw 8/26

"Despite the continued challenging environment in the airline industry arising from the financial difficulties of some U.S. operators, Bombardier Aerospace succeeded in improving its earnings before interest and income taxes. Bombardier regional airliners remain the aircraft of choice for airlines facing sky-high oil prices. In Transportation, the restructuring initiative progresses according to plan, while results are back on a positive course. A good level of new orders was reached this quarter, and the fourth follow-on order from the SNCF and the French Regions for high-capacity trains demonstrates our clients' trust in our products."

"Our focus remains on increasing profitability for the Corporation and our shareholders," concluded Mr. Beaudoin.

Bombardier Aerospace

At Bombardier Aerospace, EBIT has shown improvement over the past five quarters. For the three-month period ended July 31, 2005, it reached $65 million, a $23-million increase year over year. The EBIT margin also grew to 3.3% from 2.2% for the same period last fiscal year.

The business jet segment demonstrated its continued strength with a 41% increase in deliveries, totalling 41 aircraft, and a 63% growth in net orders, for a total of 49 aircraft.

Bombardier's families of regional aircraft remain leaders in their segment and popular among customers for their excellent operating economics. The trend from smaller regional jets to larger *CRJ700* and *CRJ900* aircraft continues. Accordingly, effective at the beginning of the next fiscal year, Bombardier will further adjust the production rate of its 50-passenger *CRJ200* aircraft to 18 deliveries per year.

As a result of the positive effect of the ramp-up in production of business aircraft and this production rate adjustment, the initial workforce reduction estimated in October 2004 at 2,000 employees is now reduced to 1,135 employees. The total costs, originally estimated at $26 million, are now reduced to $19 million. The total number of aircraft deliveries for this year will remain, as planned, approximately the same as last fiscal year.

Bombardier Transportation

At Bombardier Transportation, EBIT before special items reached $43 million for the second quarter, or 2.6% of segmented revenues. For five quarters in a row now, the EBIT margin before special items has stabilized at that level.

Order intake reached a good level with $1.6 billion for the quarter, a $300-million increase year over year. A major follow-on order, in addition to French National Railways' (SNCF), was from the Ministry of Railways of China for 20 eight-car high-speed trainsets. Subsequent to the quarter, the Metropolitan Transportation Authority/Metro-North Railroad (MTA/MNR) and the Metropolitan Transportation Authority/Long Island Rail Road (MTA/LIRR) exercised options for M-7 electric multiple unit commuter railcars. These orders underscore Bombardier's ability to deliver consistent, quality products that meet customers' needs resulting in an excellent relationship with its clients.

The restructuring plan is proceeding on schedule and on budget. Workforce reductions are ahead of plan and the site closures continue as per the proposed initiative. Site improvement plans are showing progress across 37 sites, and project control has gained ground, as reflected by the increased stability in margins.

Bombardier Capital

The Corporation completed the sale of Bombardier Capital's (BC) inventory finance operations and on-balance sheet manufactured housing operations, resulting in a net pre-tax gain of $173 million (net after-tax gain of $103 million).

Financial highlights
(unaudited, in millions of U.S. dollars, except per share amounts)

	Three months ended July 31		Six months ended July 31	
	2005	2004	**2005**	2004
Segmented revenues				
Aerospace	**$ 1,959**	$ 1,952	**$ 3,893**	$ 3,711
Transportation	**1,675**	1,847	**3,500**	3,536
Bombardier Capital (BC)	**57**	62	**114**	124
Intersegment eliminations	**(13)**	(14)	**(28)**	(27)
External revenues	**$ 3,678**	$ 3,847	**$ 7,479**	$ 7,344
Income (loss) from continuing operations before special items, interest net and income taxes				
Aerospace	**$ 65**	$ 42	**$ 117**	$ 69
Transportation	**43**	43	**87**	(72)
BC	**5**	3	**3**	-
Intersegment interest	**(4)**	(7)	**(4)**	(12)
	109	81	**203**	(15)
Interest expense, net	**50**	39	**96**	79
Income (loss) from continuing operations before special items and income taxes	**59**	42	**107**	(94)
Special items	**34**	5	**26**	91
Income (loss) from continuing operations before income taxes	**25**	37	**81**	(185)
Income tax expense (recovery)	**15**	19	**23**	(21)
Income (loss) from continuing operations	**10**	18	**58**	(164)
Income from discontinued operations – net of tax	**107**	5	**114**	13
Net income (loss)	**$ 117**	$ 23	**$ 172**	$ (151)
Earnings (loss) per share				
Basic and diluted				
From continuing operations	**$ -**	$ 0.01	**$ 0.03**	$ (0.10)
Net income (loss)	**$ 0.06**	$ 0.01	**$ 0.09**	$ (0.09)
Weighted average number of common shares outstanding during the period (thousands)	**1,750,467**	1,750,343	**1,750,467**	1,750,117

FINANCIAL RESULTS FOR THE SECOND QUARTER ENDED JULY 31, 2005

ANALYSIS OF RESULTS

Consolidated results

Consolidated revenues totalled $3.7 billion for the second quarter ended July 31, 2005, compared to $3.8 billion for the same period last year. The $169-million decrease reflects lower revenues in the transportation segment, resulting mainly from decreased mainline revenues in the United Kingdom (U.K.) and Germany due to a lower level of activities in these markets. For the six-month period ended July 31, 2005, consolidated revenues reached $7.5 billion compared to $7.3 billion for the same period last year. The $135-million increase mainly reflects higher revenues in the aerospace segment resulting from increased deliveries and a favourable mix of business aircraft. This increase was partially offset by lower revenues in the transportation segment.

EBT from continuing operations before special items for the three-month period ended July 31, 2005, amounted to $59 million, compared to $42 million for the same period last fiscal year. For the six-month period ended July 31, 2005, EBT from continuing operations before special items amounted to $107 million, compared to negative $94 million for the same period last fiscal year. These increases result mainly from increased volume and a favourable mix of business aircraft deliveries, partially offset by a lower volume of *CRJ200* aircraft deliveries, higher regional aircraft sales incentive costs and higher costs related to the *CSeries* aircraft feasibility study. In addition, the margin percentage increase from 10.3% to 13.2% for the six-month period reflects higher margins in the transportation segment, mainly as a result of the contract adjustments recorded in the first quarter of last fiscal year.

Special items amounted to $34 million and $26 million for the three- and six-month periods ended July 31, 2005, respectively, compared to $5 million and $91 million for the same periods last fiscal year. The special items are related to the restructuring plan in the transportation segment.

As a result, EBT from continuing operations amounted to $25 million for the second quarter of fiscal year 2006, compared to an EBT of $37 million for the same period the previous year. For the six-month period ended July 31, 2005, EBT from continuing operations amounted to $81 million, compared to negative $185 million for the corresponding period last year.

Income from continuing operations totalled $10 million, or $0.00 per share, for the three-month period ended July 31, 2005, compared to $18 million, or $0.01 per share, for the same period last fiscal year. Income from discontinued operations, net of tax, amounted to $107 million for the three-month period ended July 31, 2005, compared to $5 million for the corresponding period of last fiscal year. As a result, net income was $117 million, or $0.06 per share, for the second quarter of fiscal year 2006, compared to $23 million, or $0.01 per share, for the same period the previous year.

For the six-month period ended July 31, 2005, income from continuing operations totalled $58 million, or $0.03 per share, compared to a loss from continuing operations of $164 million, or $0.10 per share, for the same period the previous year. Income from discontinued operations, net of tax, amounted to $114 million for the six-month period ended July 31, 2005, compared to $13 million for the corresponding period of last fiscal year. As a result, net income totalled $172 million, or $0.09 per share, compared to a net loss of $151 million, or $0.09 per share for the corresponding period the previous year.

As at July 31, 2005, Bombardier's order backlog was $30.6 billion, compared to $31.5 billion as at January 31, 2005. This reduction is due mainly to the negative impact of the weakening of the euro and sterling pound compared to the U.S. dollar, amounting to approximately $660 million, on the backlog of the transportation segment.

Bombardier Aerospace

- **Revenues of $2 billion**
- **EBITDA of $162 million, a $33-million increase**
- **EBIT of $65 million, a $23-million increase**
- **Order backlog of $10.2 billion**
- **81 aircraft deliveries**

Bombardier Aerospace's segmented revenues amounted to $2 billion for the three-month periods ended July 31, 2005, and 2004.

Earnings before net interest, income taxes, depreciation and amortization (EBITDA) amounted to $162 million for the three-month period ended July 31, 2005, compared to $129 million for the same period last fiscal year. This increase results mainly from a significant increased volume and a favourable mix of business aircraft deliveries, partially offset by a lower volume of *CRJ200* aircraft deliveries, higher regional aircraft sales incentive costs and higher costs related to the *CSeries* aircraft feasibility study.

EBIT amounted to $65 million, or 3.3% of segmented revenues, for the second quarter ended July 31, 2005, compared to $42 million, or 2.2%, for the same period the previous fiscal year.

For the quarter ended July 31, 2005, aircraft deliveries totalled 81, the same level as the corresponding period the previous fiscal year. The 81 deliveries consisted of 41 business aircraft, 39 regional aircraft and one amphibious aircraft compared to 29, 52 and nil for the corresponding period of the last fiscal year. The 41% increase in business aircraft deliveries mainly results from the continued strength of the business aircraft market. The 25% decrease in regional aircraft deliveries is mainly due to lower deliveries of *CRJ200* aircraft, consistent with current market analysis, which indicates a reduction in the demand for 50-seat regional jets.

Bombardier received 49 net orders for business aircraft, during the three-month period ended July 31, 2005, compared to 30 net orders during the same period last fiscal year. This increase reflects the continued strength in the business aircraft market. For the quarter ended July 31, 2005, Bombardier received 13 net orders for regional aircraft, compared to 27 for the same period last fiscal year. Orders during this quarter included an order for five *Q400* aircraft from Jeju Air of South Korea, valued at approximately $120 million and for four *Q400* aircraft from FlyBE of the U.K., valued at approximately $100 million.

As at July 31, 2005, the aerospace order backlog remained stable at $10.2 billion, compared to Jan. 31, 2005.

Bombardier Transportation

- **Revenues of $1.7 billion**
- **EBITDA before special items of $69 million ($35 million after special items)**
- **EBIT before special items of $43 million ($9 million after special items)**
- **New order intake totalling $1.6 billion**
- **Order backlog of $20.4 billion**
- **Successful ongoing execution of the restructuring initiative**

Bombardier Transportation's segmented revenues amounted to $1.7 billion for the three-month period ended July 31, 2005, compared to $1.8 billion for the same period last fiscal year. This decrease is mainly attributable to decreased mainline revenues in the U.K. and Germany, due to a lower level of activities in these markets.

EBITDA before special items amounted to $69 million for the three-month period ended July 31, 2005, compared to $79 million for the same period last fiscal year.

EBIT before special items totalled $43 million, or 2.6% of segmented revenues for the second quarter ended July 31, 2005, compared to $43 million, or 2.3%, for the same quarter the previous fiscal year.

Special items arising from the restructuring plan amounted to $34 million for the three-month period ended July 31, 2005, compared to $5 million for the same period last fiscal year.

As a result, EBIT amounted to $9 million, or 0.5% of segmented revenues, for the second quarter ended July 31, 2005, compared to $38 million, or 2.1%, for the same quarter the previous fiscal year.

Order intake during the three-month period ended July 31, 2005, totaled $1.6 billion, an increase of $300 million compared to the same period last fiscal year. Major orders were for 168 high-capacity trains AGC type from SNCF valued at $239 million; 78 double-deck coaches and nine locomotives from Landesnahverkehrsgesellschaft Niedersachsen of Germany, valued at $172 million; and 160 high-speed trains from the Ministry of Railways of China, valued at $119 million.

Bombardier Transportation's backlog totalled $20.4 billion as at July 31, 2005, compared to $21.3 billion as at Jan. 31, 2005. This decrease reflects lower order intake compared to revenues recorded and the negative impact of the weakening of the euro and sterling pound compared to the U.S. dollar representing approximately $660 million.

Bombardier Capital

- **Sale of inventory finance and on-balance sheet manufactured housing operations**
- **11% reduction of wind-down portfolios since the beginning of the current fiscal year**

In April 2005, the Corporation entered into an agreement to sell BC's inventory finance operations to GE Commercial Finance ("GE") and on May 31, 2005, completed the sale for cash proceeds of approximately $1.3 billion ($732 million after repayment by BC of its private bank-sponsored securitized floorplan conduits not transferred to GE). The sale resulted in a pre-tax gain of $191 million ($121 million after tax).

On July 25, 2005, the Corporation completed the sale of its on-balance sheet manufactured housing operations to Vanderbilt Mortgage and Finance, Inc., for cash proceeds of approximately $119 million. The sale resulted in an after-tax loss of $18 million.

The inventory finance and on-balance manufactured housing operations have been reported as discontinued operations. Accordingly, the following analysis excludes these operations.

For the second quarter of fiscal year 2006, BC's segmented revenues amounted to $57 million, compared to $62 million for the same quarter the previous fiscal year. EBT from continuing operations amounted to $5 million for the quarter ended July 31, 2005, compared to $3 million for the same period the previous fiscal year.

The wind-down portfolios were reduced by $38 million, or 11%, since the beginning of the current fiscal year. The reduction in these portfolios reflects the continued reduction in the business aircraft and consumer finance portfolios.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2005, were $15.8 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

CRJ, CRJ200, CRJ700, CRJ900, CSeries and *Q400* are trademarks of Bombardier Inc. or its subsidiaries.

For information
John Paul Macdonald
Senior Vice President, Public Affairs
+1 514 861-9481

www.bombardier.com

The Management's Discussion and Analysis and the Consolidated Financial Statements are available at www.bombardier.com.

FORWARD-LOOKING STATEMENTS

This press release includes "forward-looking statements" that are subject to risks and uncertainties. For information identifying legislative or regulatory, economic, currency, technological, competitive and other important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, see Bombardier's Annual Report under the heading Risks and Uncertainties in the Management's Discussion and Analysis section.

CAUTION REGARDING NON-GAAP EARNINGS MEASURES

This press release is based on reported earnings in accordance with Canadian generally accepted accounting principles (GAAP). It is also based on earnings (loss) before net interest of the manufacturing segments, income taxes and depreciation and amortization (EBITDA) before special items; earnings (loss) before net interest of the manufacturing segments and income taxes (EBIT) before special items; and earnings (loss) before income taxes (EBT), before special items, and free cash flow. These measures are directly derived from the Consolidated Financial Statements but do not have a standardized meaning prescribed by GAAP; therefore, others using these terms may calculate them differently. Management believes that a significant number of the users of its Consolidated Financial Statements and MD&A analyze the Corporation's results based on these performance measures and that this presentation is consistent with industry practice. Special items are viewed by Management as items that do not arise as part of the normal day-to-day business operations or that could potentially distort the analysis of trends.

Brigitte Ranger

08/23/2005 04:49 PM

To: CORPORATE T USERS, CORPORATE T Club Challenger
cc:
Subject: Brochure avantages sociaux / Benefits Brochure

Veuillez prendre note que la version anglaise de la brochure sur les avantages sociaux pour les employés du siège social est maintenant disponible sur le réseau **F:/COMMUN/Ress_Hum_Procedures/Avantages Sociaux/Eng-Salaried Booklet.** Nous vous rappelons de bien vouloir détruire toute version antérieure.

Please note that the English version of the Benefits Brochure for the Corporate Office employees is now available on our network **F:/COMMUN/Ress_Hum_Procedures/Avantages Sociaux/Eng-Salaried Booklet.** We remind you to please detroy any prior versions.

Le service des Ressources humaines /
Human Resources department